05038204

11F 3-21-05RP

SECU[illegible]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2005 PROCESSING

SEC FILE NUMBER
8- 49738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSBOW INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 CENTRAL PARK SOUTH
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA SCHINASI 212-582-3044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBRA SCHINASI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSBOW INVESTMENTS, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

ROBERT GUNN
Notary Public, State of New York
No. 4832521
Qualified in Suffolk County
Certificate Filed In New York County
Commission Expires 8/1/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSBOW INVESTMENTS L.L.C.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

CONTENTS

	Page
Report of independent auditors	2
Statement of Financial Condition	3
Notes to Financial Statement	4-5

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent auditors

The Members
Crossbow Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 1, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

CROSSBOW INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	48,261
Commission income receivable		103,000
Other assets		898
Total Assets	$	152,159

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	15,000
Members' capital		137,159
Total Liabilities and members' capital	$	152,159

The accompanying statements are an integral part
of this financial statement.

CROSSBOW INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

NOTE A - ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International L.L.C., a Delaware limited liability company that has registered as a broker-dealer with the United Kingdom Securities and Futures Authority.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Revenue Recognition

Revenues are recognized when the Company has obtained legally binding commitments from investors related to the purchase of investment interests. Additionally, the Company recognizes revenue for nonrefundable marketing activity fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - COMMISSION INCOME

The Company has entered into an agreement with one third party, for which it received fees for marketing activities. During the year ended December 31, 2004 the third party has agreed to pay the Company $163,000 in fees for services.

NOTE C - COMMISSION INCOME (continued)

At December 31, 2004, commission income receivable from this third party amounted to $103,000. These commissions receivable were collected in full during January 2005.

NOTE D - MANAGING MEMBER COMPENSATION

During the year ended December 31, 2003, the managing member withdrew as compensation $37,500.

NOTE E - MEMBERS' CAPITAL

During the year ended December 31, 2004, the managing member contributed $19,000 of capital to the Company in order for the Company to meet its net capital requirements and to cover its operating expenses for the year. It is the member's intent to continue to contribute capital to the Company, as necessary, for regulatory and operating purposes.

NOTE E - INCOME TAXES

The Company files as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 1 5c3-1, which requires that the net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, of $15,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital of approximately $33,000, which exceeded its requirements of $5,000 by $28,000.